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                                                                    EXHIBIT 99.1


FOR IMMEDIATE RELEASE                          Contact:  Michael J. Rockenbach
                                                         Chief Financial Officer
                                                         (714) 513-8213


                    EMULEX ANNOUNCES TWO-FOR-ONE STOCK SPLIT

        Costa Mesa, Calif., November 19, 1999. . . Emulex Corporation (NASDAQ:EMLX), a leader in fibre channel technology and products, announced today that its shareholders have authorized the Company to amend its Certificate of Incorporation to increase its authorized shares of common stock from 20,000,000 to 120,000,000 and to split its outstanding shares on a two-for-one basis. The stock split will apply to each share of common stock outstanding to stockholders of record on November 30, 1999. The new shares of stock will be payable on December 15, 1999. Subsequent to the issuance of the new shares, Emulex will have approximately 35 million shares outstanding.

        Emulex is a leading designer, developer and supplier of a broad line of fibre channel host adapters, hubs, ASICs and software products that enhance access to, and storage of, electronic data and applications. The company's products are based on internally developed ASIC technology, are deployable across a variety of heterogeneous network configurations and operating systems, and enhance data flow between computers and peripherals. Emulex's products offer customers the combination of critical reliability, scalability, high performance and customization for mission-critical server and storage system applications. The company also markets traditional networking products such as printer servers and network access products, including communications servers and WAN adapters. Emulex markets to OEMs and end users through its own worldwide selling organization, as well as two-tier distribution partners. Corporate headquarters are located in Costa Mesa, California. News releases and other information about Emulex are available via the Web at http://www.emulex.com.

     "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: With the exception of historical information, the statements set forth above include forward-looking statements that involve risk and uncertainties. The Company wishes to caution readers that a number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include the following: the fact that the Company's markets are characterized by rapidly changing technology, evolving industry standards and frequent introductions of new products and enhancements, and the Company's ability to respond to such changes; difficulties which the Company may experience in exiting its manufacturing operations; the fact that the fibre channel market is at an early stage of development; the highly competitive nature of the markets for the Company's products; the Company's ability to attract and retain skilled personnel; the Company's reliance on third party suppliers for components used in the Company's products; and the Company's reliance on certain contract manufacturers, OEMs, distributors and key customers. These and other factors which could cause actual results to differ materially from those in the forward-looking statements are also discussed in the Company's filings with the Securities and Exchange Commission, including its recent filings on Form 10-K and Form 10-Q.

EMULEX -- the fibre channel company

This news release refers to various products and companies by their trade names. In most, if not all, cases these designations are claimed as trademarks or registered trademarks by their respective companies.